UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 31)

Central GoldTrust
(Name of Subject Company)

Central GoldTrust
(Name of Persons Filing Statement)

Units
(Title of Class of Securities)

153546106
(CUSIP Number of Class of Securities)

J.C. Stefan Spicer
Central GoldTrust
55 Broad Leaf Crescent
Ancaster, ON L9G 3P2
Canada
(905) 304-4653
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Mark Mahoney Dentons Canada LLP 77 King Street West Suite 400 Toronto, ON M5K 0A1 Canada (416) 862-3462	Christopher J. Barry Jonathan A. Van Horn Dorsey & Whitney LLP 701 Fifth Avenue, Suite 6100 Seattle, WA 98104 USA (206) 903-8800

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 31 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Central GoldTrust, a trust established under the laws of the Province of Ontario, Canada, with the Securities and Exchange Commission on June 9, 2015 (as amended, the “Statement”). The Statement relates to an unsolicited offer (the “Sprott Offer”) by Sprott Asset Management Gold Bid LP, a limited partnership created under the laws of the Province of Ontario, Canada (the “Offeror”), which is owned and controlled by Sprott Asset Management LP, to purchase all of the issued and outstanding units of Central GoldTrust in exchange for units of Sprott Physical Gold Trust, a trust established under the laws of the Province of Ontario, Canada (“SPGT”). The Sprott Offer was disclosed in a Tender Offer Statement on Schedule TO, which was originally filed by the Offeror, SPGT, Sprott Asset Management LP (“SAM”) and Sprott Asset Management Gold Bid GP Inc. with the Securities and Exchange Commission on May 27, 2015 and which includes the Offeror’s Offer and Circular, dated May 27, 2015 (the “Offer and Circular”), as amended by the Notice of Extension and Variation, dated June 22, 2015, the Notice of Extension and Variation, dated July 7, 2015, the Corrected Notice of Extension and Variation, dated July 7, 2015, and the Notice of Extension and Variation, dated August 4, 2015, the Notice of Change, dated August 18, 2015, the Notice of Change, dated August 28, 2015, the Notice of Variation, dated September 4, 2015, the Notice of Extension, dated September 18, 2015, the Notice of Extension and Variation, dated October 9, 2015, the Notice of Extension, dated November 2, 2015, the Notice of Variation, dated November 4, 2015, the Notice of Extension and Change, dated November 20, 2015, and the Notice of Variation and Change, dated December 17, 2015, and the related letter of transmittal.

The purpose of this Amendment No. 31 is to further amend and supplement Item 2 — Identity and Background of Filing Person, Item 3 — Past Contracts, Transactions, Negotiations and Agreements, Item 8 — Additional Information and Item 9 — Exhibits. Except as otherwise indicated, the information set forth in the Statement remains unchanged.

Item 2. Identity and Background of Filing Person

Item 2 of the Statement is hereby further amended and supplemented by replacing the second sentence of the first paragraph under the heading “Tender offer” with the following text:

“This Statement relates to the Sprott Offer. The Sprott Offer is disclosed in a Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”), which was originally filed by the Offeror, SPGT, SAM and Sprott Asset Management Gold Bid GP Inc. (the “General Partner” and, together with the Offeror, SPGT and SAM, “Sprott”) with the Securities and Exchange Commission on May 27, 2015 and which includes the Offeror’s Offer and Circular, dated May 27, 2015, as amended by the Notice of Extension and Variation, dated June 22, 2015, the Notice of Extension and Variation, dated July 7, 2015, the Corrected Notice of Extension and Variation, dated July 7, 2015, the Notice of Extension and Variation, dated August 4, 2015, the Notice of Change, dated August 18, 2015, the Notice of Change, dated August 28, 2015, the Notice of Variation, dated September 4, 2015, the Notice of Extension, dated September 18, 2015, the Notice of Extension and Variation, dated October 9, 2015, the Notice of Extension, dated November 2, 2015, and the Notice of Variation, dated November 4, 2015, the Notice of Extension and Change, dated November 20, 2015, and the Notice of Variation and Change, dated December 17, 2015, and the related letter of transmittal. The Sprott Offer is made upon the terms and subject to the conditions set forth in the Offeror’s Offer and Circular, as amended, and the letter of transmittal.”

Item 3. Past Contracts, Transactions, Negotiations and Agreements

Item 3 of the Statement is hereby further amended and supplemented by adding the following text after the second sentence under the heading “Conflicts of interest”:

“The information set forth in the Information Circular (as defined below) under the heading “Interest of Certain Persons or Companies in Matters to be Acted Upon and of Informed Persons In Material Transactions” is incorporated herein by reference.”

Item 8. Additional Information

Item 8 of the Statement is hereby further amended and supplemented by replacing the fourth sentence under the heading “Special meeting of unitholders on January 15, 2016” with the following text:

“The special meeting of unitholders is scheduled to occur on January 15, 2016. The reconstituted Board has prepared a Notice of Meeting and Management Information Circular for the Special Meeting of Unitholders, dated December 17, 2015 (the “Information Circular”), pursuant to applicable securities laws in Canada. The Information Circular, which is being mailed to unitholders, is filed as Exhibit (a)(41) hereto and is incorporated herein by reference.

The Information Circular incorporates by reference certain information contained in Sections 1, 7, 8, 14, 22, 30 and 31, Schedule A and Schedule C of the Offer and Circular, which is filed as Exhibit (a)(42) hereto and incorporated herein by reference. The Notice of Extension and Variation, dated July 7, 2015, which is filed as Exhibit (a)(43) hereto and incorporated herein by reference, amended Section 14 of the Offer and Circular. The Notice of Extension and Variation, dated October 9, 2015, which is filed as Exhibit (a)(44) hereto and incorporated herein by reference, amended Section 8 of the Offer and Circular. The Notice of Variation and Change, dated December 17, 2015, which is filed as Exhibit (a)(45) hereto and incorporated herein by reference, deleted and replaced Section 7 and Schedule A of the Offer and Circular.

The Information Circular also incorporates by reference other documents filed by SPGT with the Securities and Exchange Commission. The Annual Information Form of SPGT for the year ended December 31, 2014 is filed as Exhibit (a)(46) hereto and incorporated herein by reference. The annual audited financial statements of SPGT for the years ended December 31, 2014 and December 31, 2013 and notes thereto and auditors’ report in respect thereof, and management’s discussion and analysis of fund performance for the financial years ended December 31, 2014 and December 31, 2013, is filed as Exhibit (a)(47) hereto and incorporated herein by reference. The unaudited interim financial statements of SPGT for the three months and nine months ended September 30, 2015 and management's report of fund performance for the three months and nine months ended September 30, 2015 is filed as Exhibit (a)(48) hereto and incorporated herein by reference.”

2

Item 9. Exhibits

Item 9 is hereby further amended and supplemented by adding the following exhibits:

Exhibit
Number	Description

(a)(41)

Notice of Meeting and Management Information Circular for the Special Meeting of Unitholders, dated December 17, 2015 (incorporated by reference to Exhibit 99.1 to GoldTrust’s Form 6-K furnished on December 24, 2015)

(a)(42)	Offer and Circular, dated May 27, 2015 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO, filed on May 27, 2015)

(a)(43)	Notice of Extension and Variation, dated July 7, 2015 (incorporated by reference to Exhibit (a)(1)(xxiv) to the Schedule TO, filed on July 8, 2015)

(a)(44)	Notice of Extension and Variation, dated October 9, 2015 (incorporated by reference to Exhibit (a)(1)(lxii) to the Schedule TO, filed on October 13, 2015)

(a)(45)	Notice of Variation and Change, dated December 17, 2015 (incorporated by reference to Exhibit (a)(1)(lxxxvii) to the Schedule TO, filed on December 17, 2015)

(a)(46)	Annual Information Form of SPGT for the year ended December 31, 2014 (incorporated by reference to Exhibit 99.5 to SPGT’s Form 40-F (Commission File No. 001-34638), filed on March 30, 2015)

(a)(47)	Annual audited financial statements of SPGT for the years ended December 31, 2014 and December 31, 2013 and notes thereto and auditors’ report in respect thereof, and management’s discussion and analysis of fund performance for the financial years ended December 31, 2014 and December 31, 2013 (incorporated by reference to Exhibit 99.6 to SPGT’s Form 40-F (Commission File No. 001-34638), filed on March 30, 2015)

(a)(48)	Unaudited interim financial statements of SPGT for the three months and nine months ended September 30, 2015 and management's report of fund performance for the three months and nine months ended September 30, 2015 (incorporated by reference to Exhibit 99.1 to SPGT’s Form 6-K (Commission File No. 001-34638), filed on November 12, 2015)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 24, 2015

CENTRAL GOLDTRUST

By:	/s/ Sharon Ranson
Name:	Sharon Ranson
Title:	Trustee

Exhibit Index

Exhibit
Number	Description

(a)(1)**	Trustees’ Circular dated June 9, 2015

(a)(2)	Press release dated April 23, 2015 of GoldTrust (incorporated by reference to Exhibit 99.1 to GoldTrust’s Form 6-K filed April 23, 2015)

(a)(3)	Press release dated April 25, 2015 of GoldTrust (incorporated by reference to GoldTrust’s Schedule 14D-9C filed April 25, 2015)

(a)(4)	Press release dated May 1, 2015 of GoldTrust (incorporated by reference to GoldTrust’s Schedule 14D-9C filed May 1, 2015)

(a)(5)	Press release dated May 27, 2015 of GoldTrust (incorporated by reference to Exhibit 99.1 to GoldTrust’s Form 6-K filed May 28, 2015)

(a)(6)**	Press release dated June 9, 2015 of GoldTrust

(a)(7)**	Materials posted to GoldTrust’s website on June 10, 2015

(a)(8)**	Press release dated June 15, 2015 of GoldTrust

(a)(9)**	Press release dated June 24, 2015 of GoldTrust

(a)(10)**	Press release dated June 24, 2015 of GoldTrust

(a)(11)**	Letter to unitholders of GoldTrust dated June 29, 2015

(a)(12)**	Advertisement of GoldTrust placed on certain websites

(a)(13)**	Press release dated June 30, 2015 of GoldTrust

(a)(14)**	Press release dated July 2, 2015 of GoldTrust

(a)(15)**	Press release dated July 29, 2015 of GoldTrust

(a)(16)**	Press release dated August 3, 2015 of GoldTrust

(a)(17)**	Press release dated August 5, 2015 of GoldTrust

(a)(18)**	Decision of the Ontario Superior Court of Justice dated July 31, 2015

(a)(19)**	Press release dated August 7, 2015 of GoldTrust

(a)(20)**	Letter to unitholders of GoldTrust dated August 28, 2015

(a)(21)**	Press release dated September 4, 2015 of GoldTrust

(a)(22)**	Letter to unitholders of GoldTrust dated September 14, 2015

(a)(23)**	Press release dated September 23, 2015 of GoldTrust

(a)(24)**	Letter to unitholders of GoldTrust dated September 28, 2015

(a)(25)**	Press release dated October 2, 2015 of GoldTrust

(a)(26)**	Press release dated October 14, 2015 of GoldTrust

(a)(27)**	Letter to unitholders of GoldTrust dated October 16, 2015

(a)(28)**	Press release dated November 4, 2015 of GoldTrust

(a)(29)**	Press release dated November 11, 2015 of GoldTrust

(a)(30)**	Press release dated November 17, 2015 of GoldTrust

(a)(31)**	Press release dated November 19, 2015 of GoldTrust

(a)(32)**	Letter to unitholders of GoldTrust dated November 26, 2015

(a)(33)	Definitive Agreement between Purpose, Silver Administrators Ltd., Silver Bullion Trust, the Administrator and GoldTrust, dated November 26, 2015 (incorporated by reference to Exhibit 99.1 to GoldTrust’s Form 6-K furnished on November 27, 2015)

(a)(34)**	Letter to unitholders of GoldTrust dated November 30, 2015

(a)(35)**	Press release dated December 1, 2015 of GoldTrust

(a)(36)**	Notice of Change to Trustees’ Circular dated December 4, 2015

(a)(37)**	Notice of Special Meeting of Unitholders and Management Information Circular dated December 4, 2015

(a)(38)**	Press release dated December 4, 2015 of GoldTrust

(a)(39)	Press release dated December 7, 2015 of GoldTrust (incorporated by reference to Exhibit 99.1 to GoldTrust’s Form 6-K furnished on December 9, 2015)

(a)(40)	Press release dated December 16, 2015 of GoldTrust (incorporated by reference to Exhibit 99.1 to GoldTrust’s Form 6-K furnished on December 16, 2015)

(a)(41)	Notice of Meeting and Management Information Circular for the Special Meeting of Unitholders, dated December 17, 2015 (incorporated by reference to Exhibit 99.1 to GoldTrust’s Form 6-K furnished on December 24, 2015)

(a)(42)	Offer and Circular, dated May 27, 2015 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO, filed on May 27, 2015)

(a)(43)	Notice of Extension and Variation, dated July 7, 2015 (incorporated by reference to Exhibit (a)(1)(xxiv) to the Schedule TO, filed on July 8, 2015)

(a)(44)	Notice of Extension and Variation, dated October 9, 2015 (incorporated by reference to Exhibit (a)(1)(lxii) to the Schedule TO, filed on October 13, 2015)

(a)(45)	Notice of Variation and Change, dated December 17, 2015 (incorporated by reference to Exhibit (a)(1)(lxxxvii) to the Schedule TO, filed on December 17, 2015)

(a)(46)	Annual Information Form of SPGT for the year ended December 31, 2014 (incorporated by reference to Exhibit 99.5 to SPGT’s Form 40-F (Commission File No. 001-34638), filed on March 30, 2015)

(a)(47)	Annual audited financial statements of SPGT for the years ended December 31, 2014 and December 31, 2013 and notes thereto and auditors’ report in respect thereof, and management’s discussion and analysis of fund performance for the financial years ended December 31, 2014 and December 31, 2013 (incorporated by reference to Exhibit 99.6 to SPGT’s Form 40-F (Commission File No. 001-34638), filed on March 30, 2015)

(a)(48)	Unaudited interim financial statements of SPGT for the three months and nine months ended September 30, 2015 and management's report of fund performance for the three months and nine months ended September 30, 2015 (incorporated by reference to Exhibit 99.1 to SPGT’s Form 6-K (Commission File No. 001-34638), filed on November 12, 2015)

(e)(1)**	Excerpts from GoldTrust’s Notice and Management Information Circular, dated April 6, 2015

(e)(2)**	Administrative Services Agreement dated April 28, 2003, between Central GoldTrust and Central Gold Managers Inc.

(g)(1)**	Retail call script for use by D.F. King & Co., Inc., GoldTrust’s information agent

(g)(2)**	Retail call script for use by D.F. King & Co., Inc., GoldTrust’s information agent

(g)(3)**	Script of pre-recorded message to unitholders of GoldTrust

 ________________

*      Filed herewith.

**    Previously filed.